Novatel Wireless Reports Third Quarter 2016 Financial Results
SaaS, Software and Services Revenues Increased at an Annualized Rate of 36% during the Third Quarter
Improved Adjusted EBITDA Achieved for Fourth Consecutive Quarter
Subscribers for Ctrack® Fleet Management Telematics Solutions Grew at an Annualized Rate of 20% during the Third Quarter
SAN DIEGO—November 3, 2016 -- Novatel Wireless, Inc. (NASDAQ: MIFI), a leading provider of solutions for the Internet of Things (“IoT”), including software-as-a-service (“SaaS”) solutions for the fleet telematics market, announced financial results for the third quarter ended September 30, 2016.
“Novatel Wireless has been on an incredible journey over the past 12 months. With the pending sale of our MiFi business expected to close in the first quarter of 2017, the Company’s transformation into a provider of comprehensive IoT solutions is nearly complete. We now have approximately 590,000 subscribers to the Company’s high-margin SaaS, software and services offerings, with 20% annualized growth in subscribers to the Company’s Ctrack fleet management telematics solutions during the third quarter,” said Sue Swenson, Chair and CEO of Novatel Wireless. “With another record quarter for SaaS, software and services revenues driving the Company to a fourth consecutive quarter of improved adjusted EBITDA, I look forward to a brighter future as we move beyond our hardware roots and emerge as a pure-play IoT solutions provider.”
Third Quarter 2016 Financial Highlights
The Company announced the following U.S. GAAP (“GAAP”) financial results for the third quarter of 2016:

•	Revenue increased by 12.2% to $60.9 million in the third quarter of 2016, compared to $54.3 million in the third quarter of 2015.

•
Revenue from SaaS, software and services increased to $14.8 million in the third quarter of 2016, from $2.2 million in the third quarter of 2015, as the Company continued its focus on IoT SaaS and services solutions, including the Ctrack® telematics solutions (“Ctrack”) that the Company acquired in the fourth quarter of 2015. Revenue from SaaS, software and services increased to a record 24.3% of the Company’s total revenue in the third quarter of 2016, compared to 4.1% of total revenue in the third quarter of 2015.

•
Revenue from hardware products was $46.1 million in the third quarter of 2016, a decrease of 11.3% from $52.0 million in the third quarter of 2015, as the Company continues to strategically de-emphasize lower margin hardware-only sales in favor of bundled solutions that include higher-margin SaaS, software and services offerings.

•	Revenue from Ctrack products, which include a mix of hardware and SaaS, software and services sold as a bundled telematics solution, was $16.6 million in the third quarter of 2016.

•
Net loss was ($18.6 million), or ($0.34) per share, in the third quarter of 2016, compared to a net loss of ($20.8 million), or ($0.38) per share, in the third quarter of 2015. Net loss in the third quarter of 2016 includes a $2.8 million legal settlement entered into by the Company in September 2016 in connection with a breach of contract claim related to the Company’s hardware products, a $2.4 million reduction in the gain recognized in the second quarter associated with the Company’s divestiture of certain hardware modules and related assets in April 2016, $2.6 million of impairment charges primarily related to certain developed technologies acquired with Feeney Wireless (“FW”) in March 2015, and $3.3 million of other charges related to the Company’s acquisition and divestiture activities.

•	As of September 30, 2016, the Company had cash and cash equivalents of $17.2 million, with no amounts drawn down on its revolving credit facility with Wells Fargo Bank.
The Company also announced the following non-GAAP financial results for the third quarter of 2016. A reconciliation of these non-GAAP financial measures to the Company’s GAAP financial results is included in the tables accompanying this news release:

•
Non-GAAP gross profit increased by 56.7% to $23.5 million in the third quarter of 2016, from $15.0 million in the third quarter of 2015, driven by a combination of increased total revenues and the contribution from the Company’s Ctrack and FW-branded SaaS, software and services revenues. Ctrack and FW were both acquired by the Company during 2015.

Overall non-GAAP gross margin increased to a record 38.7% in the third quarter of 2016, compared to 27.7% in the third quarter of 2015, as the Company continued its transition toward an improved mix of higher-margin IoT solutions with significant SaaS and recurring revenue components.

•
Non-GAAP gross margin on SaaS, software and services was 67.3% in the third quarter of 2016, compared sequentially to 74.2% in the second quarter of 2016, primarily driven by revenues from high-margin SaaS and software solutions delivered by Ctrack and FW, partially offset by increased revenues from larger telematics customers. SaaS, software and services revenues were not a meaningful contributor to the Company’s revenues in the third quarter of 2015, as the Ctrack acquisition did not occur until the fourth quarter of 2015.

•
Non-GAAP gross margin on hardware products increased to 29.5% in the third quarter of 2016, compared to 25.4% in the third quarter of 2015, primarily as a result of reduced sales of lower-margin legacy hardware products in the third quarter of 2016.

•
The Company’s Ctrack telematics solutions which include a mix of hardware, SaaS, software and services, generated non-GAAP gross margins of 63.3% in the third quarter of 2016, continuing to drive the Company’s overall gross margin expansion since the Company’s acquisition of Ctrack in the fourth quarter of 2015.

•
Non-GAAP operating expenses were $23.3 million in the third quarter of 2016, compared to $16.3 million in the third quarter of 2015, an increase of 42.9%, primarily due to the acquisition of Ctrack in the fourth quarter of 2015. During the third quarter of 2016, the Company implemented restructuring initiatives intended to improve its strategic focus on its most profitable business lines while de-prioritizing certain hardware-only product lines to non-carrier customers.

•
Adjusted EBITDA increased to $2.3 million in the third quarter of 2016, compared sequentially to $1.7 million in the second quarter of 2016, and also compared year-over-year to ($0.3 million) in the third quarter of 2015. Adjusted EBITDA improved in the third quarter of 2016 due to the Company’s emphasis on growing SaaS, software and services revenue, while also rationalizing the costs associated with its hardware business, in an effort to generate improved performance across multiple areas of the Company. Adjusted EBITDA contributed by Ctrack’s telematics solutions was $2.7 million in the third quarter of 2016.

•
Non-GAAP net loss for the third quarter of 2016 was ($1.8 million), or ($0.03) per share, compared sequentially to ($3.4 million), or ($0.06) per share, in the second quarter of 2016, and also compared year-over-year to ($1.9 million), or ($0.04) per share, in the third quarter of 2015, as the Company continues to integrate its acquisition of Ctrack and transition toward an improved mix of higher-margin IoT solutions with significant SaaS and recurring revenue components.

Other Key Metrics

	Q3-2016	Q2-2016	Q3-2015
Revenue
SaaS, Software and Services Revenue	$14.8 million	$13.7 million	$2.2 million
Non-GAAP Gross Margin	67.3%	74.2%	79.9%
Hardware Revenue	$46.1 million	$49.1 million	$52.0 million
Non-GAAP Gross Margin	29.5%	27.8%	25.4%
IoT Revenue(1)	$23.1 million	$23.9 million	$17.1 million
Non-GAAP Gross Margin	58.5%	57.8%	33.7%
MiFi Revenue(1)	$37.8 million	$38.9 million	$37.1 million
Non-GAAP Gross Margin	26.5%	25.7%	26.3%
Subscribers
Ctrack Fleet Subscribers	182,000	174,000	n/a
Ctrack Non-Fleet Subscribers	229,000	215,000	n/a
FW Subscribers	179,000	168,000	159,000
Total Consolidated Subscribers	590,000	557,000	159,000
_____________________________________________________

(1)
The Company currently places primary emphasis on its mix of SaaS, software and services revenues as compared to its hardware revenues. However, since the Company has historically reported its mix of MiFi (or mobile computing) revenues as compared to its IoT (or M2M) revenues, these metrics are presented as well.

Inseego Corp.
The Company also announced today that it plans to reorganize its business by creating a new holding company structure in connection with its agreement to sell the Novatel Wireless broadband business to T.C.L. Industries Holdings (H.K.) Limited (“TCL”). Effective November 9, 2016, the Company will be known as Inseego Corp. (“Inseego”), the name of the new holding company. The new corporate name is part of a branding initiative focused on the Company’s IoT strategy and product roadmap, including its SaaS solutions for the fleet telematics market, after the sale of the Company’s mobile broadband business (including its MiFi® branded hotspots and USB modem product lines) to TCL. The divestiture to TCL is expected to close in the first quarter of 2017.
As part of its branding initiative, the Company will trade as “INSG” on the Nasdaq Global Select Market, effective at the start of trading on November 9, 2016.
Fourth Quarter and Future Business Outlook
The following statements are forward-looking and actual results may differ materially. Please see the section titled “Cautionary Note Regarding Forward-Looking Statements” at the end of this news release. A more detailed description of risks related to our business is included in the reports filed by the Company with the Securities and Exchange Commission (the “SEC”).
Our guidance for the fourth quarter of 2016 reflects current business indicators and expectations as of the date of this news release, including current exchange rates for foreign currencies.

Fourth Quarter 2016 Outlook
Revenue	$58 million - $63 million
Non-GAAP Gross Margin	36.5% - 38.5%
Non-GAAP Operating Expenses	$21.0 million - $23.0 million
Adjusted EBITDA	$3.5 million - $4.5 million
Non-GAAP Net Loss Per Share	$(0.03) - $0.00
Weighted-Average Shares Outstanding	approximately 55 million
Our consolidated fourth quarter outlook above is inclusive of the following anticipated contribution from Ctrack:

Revenue	$15.5 million - $17.5 million
Non-GAAP Gross Margin	62% - 67%
Adjusted EBITDA	$2.2 million - $3.2 million
In addition, commencing in the first quarter of 2017, after the expected closing of the transaction with TCL, we anticipate that the Company will be generating approximately $90 million in annualized revenues, with non-GAAP gross margin of more than 60% and adjusted EBITDA margin of approximately 10%.
Conference Call Information
Novatel Wireless will host a conference call and live webcast for analysts and investors today at 5:00 p.m. ET. To access the conference call:

•	In the United States, call 1-844-881-0135

•	International parties can access the call at 1-412-317-6727
Novatel Wireless will offer a live audio webcast of the conference call, which will be accessible from the “Investors” section of the Company's website at www.novatelwireless.com. An audio replay of the conference call will also be available beginning one hour after the call, through November 17, 2016. To hear the replay, parties in the United States may call 1-877-344-7529 and enter access code 10094743#. International parties may call 1-412-317-0088 and enter the same code.
About Novatel Wireless, Inc. (Inseego Corp.)
Novatel Wireless, Inc., will be an Inseego Corp. company effective November 9, 2016. Inseego is a leading global provider of software-as-a-service (SaaS) and solutions for the Internet of Things (IoT). Inseego sells its telematics solutions under the

Ctrack brand, including its fleet management, asset tracking and monitoring, stolen vehicle recovery, and usage-based insurance platforms. Inseego also sells business connectivity solutions and device management services through Novatel Wireless, Inc. and Feeney Wireless (FW).  With over 30 years of experience, Inseego provides customers with secure and insightful solutions and analytics, with approximately 590,000 global subscribers, including 182,000 fleet management subscribers. The Company is headquartered in San Diego, California. www.novatelwireless.com and www.inseego.com  @inseego (Twitter)
(currently Nasdaq:MIFI) (Nasdaq:INSG as of November 9, 2016)
Cautionary Note Regarding Forward-Looking Statements
Some of the information presented in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and often contain words such as “may,” “estimate,” “anticipate,” “believe,” “expect,” “intend,” “plan,” “project,” “will” and similar words and phrases indicating future results. The information presented in this news release related to our outlook for the fourth quarter ending December 31, 2016 and our future business outlook, the future demand for our products, the expected impact of acquisition, divestiture and restructuring activities, statements made by Sue Swenson, the Company’s plans to reorganize its business by creating a new holding company structure, including the timing thereof and the benefits expected to be realized from the new structure, as well as other statements that are not purely statements of historical fact, are forward-looking in nature. These forward-looking statements are made on the basis of management's current expectations, assumptions, estimates and projections and are subject to significant risks and uncertainties that could cause actual results to differ materially from those anticipated in such forward-looking statements. We therefore cannot guarantee future results, performance or achievements. Actual results could differ materially from our expectations.
Factors that could cause actual results to differ materially from the Company’s expectations are set forth as risk factors in the Company's SEC reports and filings and include (1) the future demand for wireless broadband access to data and fleet management software and services, (2) the growth of wireless wide-area networking and fleet management software and services, (3) customer and end-user acceptance of the Company's current product and service offerings and market demand for the Company's anticipated new product and service offerings, (4) increased competition and pricing pressure from participants in the markets in which the Company is engaged, (5) dependence on third party manufacturers and key component suppliers worldwide, (6) the success of the Company’s corporate development activities, including integration of Ctrack and FW and divestitures of lines of business that are not essential to the Company’s strategy, (7) unexpected liabilities or expenses, (8) the Company's ability to introduce new products and services in a timely manner, (9) litigation, regulatory and IP developments related to our products or components of our products, (10) dependence on a small number of customers for a significant portion of the Company’s revenues and (11) the Company's plans and expectations relating to acquisitions, divestitures, strategic relationships, international expansion, software and hardware developments, personnel matters and cost containment initiatives, including restructuring activities.
These factors, as well as other factors described in the reports filed by the Company with the SEC (available at www.sec.gov), could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. The Company assumes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as otherwise required pursuant to applicable law and our on-going reporting obligations under the Securities Exchange Act of 1934, as amended.
Non-GAAP Financial Measures
Novatel Wireless, Inc. has provided financial information in this news release that has not been prepared in accordance with GAAP. Non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net loss and net loss per share exclude restructuring charges, share-based compensation expense, amortization of the debt discount and debt issuance costs associated with the Company’s convertible notes, a legal settlement in September 2016 related to the Company’s hardware products, a reduction in the gain recognized in the second quarter of 2016 associated with the Company’s divestiture of certain hardware modules and related assets in April 2016, impairment charges primarily related to certain developed technologies acquired with FW in March 2015, and other charges related to the Company’s acquisition and divestiture activities. Adjusted EBITDA also excludes interest, taxes, depreciation and amortization (unrelated to acquisitions and the convertible notes), and foreign currency transaction gains and losses.
Non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net loss and net loss per share are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. These non-GAAP financial measures have limitations as an analytical tool and are not intended to be used in isolation or as a substitute for gross profit, gross margin, operating expenses, net loss, net loss per share or any other performance measure determined in accordance with

GAAP. We present non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net loss and net loss per share because we consider each to be an important supplemental measure of our performance.
Management uses these non-GAAP financial measures to make operational decisions, evaluate the Company's performance, prepare forecasts and determine compensation. Further, management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance when planning, forecasting and analyzing future periods. Share-based compensation expenses are expected to vary depending on the number of new grants issued to both current and new employees and changes in the Company's stock price, stock market volatility, expected option term and risk-free interest rates, all of which are difficult to estimate. In calculating non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net loss and net loss per share, management excludes certain non-cash and one-time items in order to facilitate comparability of the Company's operating performance on a period-to-period basis because such expenses are not, in management's view, related to the Company's ongoing operating performance. Management uses this view of the Company’s operating performance for purposes of comparison with its business plan and individual operating budgets and in the allocation of resources.
The Company further believes that these non-GAAP financial measures are useful to investors in providing greater transparency to the information used by management in its operational decision-making. The Company believes that the use of non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net loss and net loss per share also facilitates a comparison of our underlying operating performance with that of other companies in our industry, which use similar non-GAAP financial measures to supplement their GAAP results.
In the future, the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items in the presentation of our non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. The limitations of relying on non-GAAP financial measures include, but are not limited to, the fact that other companies, including other companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting their usefulness as a comparative tool.
Investors and potential investors are encouraged to review the reconciliation of our non-GAAP financial measures contained within this news release with our GAAP financial results.
(C) 2016 Novatel Wireless, Inc. All rights reserved. The Novatel Wireless, Inseego, Ctrack and FW names and logos are trademarks of Novatel Wireless, Inc.
Additional Information and Where to Find It
Following the planned reorganization, the stockholders of Inseego will be asked to approve the sale of the Company’s mobile broadband business to TCL. In order to solicit this approval, Inseego will file documents with the SEC, including a definitive proxy statement relating to the proposed sale. The definitive proxy statement will also be mailed to Inseego’s stockholders in connection with the proposed sale. Investors and security holders are urged to read these documents when they become available because they will contain important information about Inseego, the mobile broadband business and the proposed sale. Investors and security holders may obtain free copies of these documents and other related documents when they are filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Inseego, c/o Novatel Wireless, Inc., 9645 Scranton Road, Suite 205, San Diego, California 92121, Attention: Stockholder Services.
Inseego and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Inseego in connection with the proposed sale. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the definitive proxy statement when it is filed with the SEC. Additional information regarding the directors and executive officers of Inseego is also included in Novatel Wireless, Inc.’s Annual Report on Form 10‑ K for the year ended December 31, 2015, which was filed with the SEC on March 15, 2016 and the definitive proxy statement relating to Novatel Wireless, Inc.’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Stockholder Services at Novatel Wireless, as described above.

###

Investor Relations Contact:

Michael Sklansky
(858) 431-0792
msklansky@nvtl.com

Source: Novatel Wireless, Inc.

NOVATEL WIRELESS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net revenues:
Hardware	$46,096	$52,049	$149,402	$154,332
SaaS, software and services	14,785	2,219	41,234	5,097
Total net revenues	60,881	54,268	190,636	159,429
Cost of net revenues:
Hardware	32,768	39,155	109,395	115,753
SaaS, software and services	5,189	645	13,896	1,251
Total cost of net revenues	37,957	39,800	123,291	117,004
Gross profit	22,924	14,468	67,345	42,425
Operating costs and expenses:
Research and development	7,942	7,687	24,248	28,135
Sales and marketing	7,953	3,948	24,062	12,403
General and administrative	14,551	9,110	34,744	23,462
Amortization of purchased intangible assets	1,008	273	2,912	1,096
Impairment of purchased intangible assets	2,594	—	2,594	—
Restructuring charges, net of recoveries	794	953	1,685	789
Total operating costs and expenses	34,842	21,971	90,245	65,885
Operating loss	(11,918)	(7,503)	(22,900)	(23,460)
Other income (expense):
Non-cash change in acquisition-related escrow	—	(10,533)	—	(10,317)
Interest expense, net	(3,877)	(2,407)	(11,712)	(3,319)
Other income (expense), net	(3,560)	(359)	986	(658)
Loss before income taxes	(19,355)	(20,802)	(33,626)	(37,754)
Income tax provision (benefit)	(799)	45	(478)	139
Net loss	(18,556)	(20,847)	(33,148)	(37,893)
Less: Net income attributable to noncontrolling interests	(11)	—	(24)	—
Net loss attributable to Novatel Wireless, Inc.	$(18,567)	$(20,847)	$(33,172)	$(37,893)

Per share data:
Net loss per share:
Basic and diluted	$(0.34)	$(0.38)	$(0.62)	$(0.73)
Weighted-average shares used in computation of net loss per share:
Basic and diluted	53,876,795	55,180,537	53,584,410	51,647,970

NOVATEL WIRELESS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,165	$12,570
Accounts receivable, net	27,497	35,263
Short-term investments	—	1,267
Inventories	39,970	55,837
Prepaid expenses and other	12,390	6,039
Total current assets	97,022	110,976
Property, plant and equipment, net	7,820	8,812
Rental assets, net	6,582	6,155
Intangible assets, net	41,007	43,089
Goodwill	33,117	29,520
Other assets	36	201
Total assets	$185,584	$198,753
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,397	$35,286
Accrued expenses and other current liabilities	37,091	25,613
DigiCore bank facilities	2,702	3,313
Total current liabilities	72,190	64,212
Long-term liabilities:
Convertible senior notes, net	88,796	82,461
Revolving credit facility	—	—
Deferred tax liabilities, net	3,453	3,475
Other long-term liabilities	13,386	18,142
Total liabilities	177,825	168,290
Stockholders’ equity:
Common stock	54	53
Additional paid-in capital	506,141	502,337
Accumulated other comprehensive loss	(1,868)	(8,507)
Accumulated deficit	(496,623)	(463,451)
Total stockholders’ equity attributable to Novatel Wireless, Inc.	7,704	30,432
Noncontrolling interests	55	31
Total stockholders’ equity	7,759	30,463
Total liabilities and stockholders’ equity	$185,584	$198,753

NOVATEL WIRELESS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Cash flows from operating activities:
Net loss	$(18,556)	$(20,847)	$(33,148)	$(37,893)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,603	1,505	10,836	4,484
Amortization of acquisition-related inventory step-up	—	—	1,829	765
Provision for bad debts, net of recoveries	(38)	105	96	62
Provision for excess and obsolete inventory	1,027	511	2,580	810
Share-based compensation expense	1,115	1,254	3,437	3,227
Amortization of debt discount and debt issuance costs	2,112	2,112	6,335	2,581
Gain on divestiture and sale of other assets, net of loss on disposal of assets	2,598	—	(4,290)	—
Loss on impairment of purchased intangible assets	2,594	—	2,594	—
Non-cash change in acquisition-related escrow	—	10,533	—	10,317
Deferred income taxes	(527)	—	(735)	—
Non-cash earn-out compensation expense	2,109	—	2,109	—
Unrealized foreign currency transaction loss, net	967	—	3,038	—
Other	(712)	—	183	—
Changes in assets and liabilities, net of effects from acquisitions and divestiture:
Accounts receivable	5,423	(832)	9,881	(6,664)
Inventories	(8,635)	(1,100)	3,757	6,039
Prepaid expenses and other assets	(5,713)	(1,339)	(6,186)	(574)
Accounts payable	10,139	1,048	(7,077)	(13,868)
Accrued expenses, income taxes, and other	3,313	149	4,812	4,417
Net cash provided by (used in) operating activities	819	(6,901)	51	(26,297)
Cash flows from investing activities:
Acquisition-related escrow	—	—	—	(88,274)
Acquisitions, net of cash acquired	(1,875)	—	(3,750)	(9,063)
Purchases of property, plant and equipment	(382)	(383)	(875)	(996)
Proceeds from the sale of property, plant and equipment	247	—	392	—
Proceeds from the sale of divested assets	2,050	—	11,300	—
Proceeds from the sale of short-term investments	—	—	1,210	—
Purchases of intangible assets and additions to capitalized software costs	(774)	—	(2,092)	(224)
Net cash provided by (used in) investing activities	(734)	(383)	6,185	(98,557)
Cash flows from financing activities:
Gross proceeds from the issuance of convertible senior notes	—	—	—	120,000
Payment of issuance costs related to convertible senior notes	—	—	—	(3,540)
Proceeds from the exercise of warrant to purchase common stock	—	—	—	8,644
Net repayments of DigiCore bank facilities	(1,010)	—	(965)	—
Net repayments of revolving credit facility	—	—	—	(5,158)
Payoff of acquisition-related assumed liabilities	—	—	—	(2,633)
Principal payments under capital lease obligations	(272)	—	(722)	—
Principal payments on mortgage bond	(63)	—	(175)	—
Proceeds from stock option exercises and employee stock purchase plan, net of taxes paid on vested restricted stock units	39	(58)	368	257
Net cash provided by (used in) financing activities	(1,306)	(58)	(1,494)	117,570
Effect of exchange rates on cash and cash equivalents	(155)	(352)	(147)	(350)
Net increase (decrease) in cash and cash equivalents	(1,376)	(7,694)	4,595	(7,634)
Cash and cash equivalents, beginning of period	18,541	17,913	12,570	17,853
Cash and cash equivalents, end of period	$17,165	$10,219	$17,165	$10,219

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Net Income (Loss) to Non-GAAP Net Income (Loss)
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2016		Nine Months Ended September 30, 2016
	Net Income (Loss)	Income (Loss) Per Share	Net Income (Loss)	Income (Loss) Per Share
GAAP net loss	$(18,556)	$(0.34)	$(33,148)	$(0.62)
Adjustments:
Share-based compensation expense(a)	1,115	0.02	3,437	0.06
Purchased intangibles amortization(b)	1,570	0.03	4,516	0.08
Acquisition- and divestiture-related charges(c)	5,916	0.11	9,403	0.18
Convertible senior notes discount and issuance costs amortization	2,112	0.04	6,335	0.12
Restructuring charges	794	0.01	1,685	0.03
Legal settlement(d)	2,800	0.05	2,800	0.05
Loss (gain) on divestiture of certain hardware modules and related assets	2,446	0.05	(4,500)	(0.08)
Non-GAAP net loss	$(1,803)	$(0.03)	$(9,472)	$(0.18)

(a)	Includes share-based compensation expense recorded under ASC Topic 718.

(b)	Includes amortization of intangible assets purchased through acquisitions.

(c)
Includes professional fees, including legal, due diligence and other related charges for acquisitions and divestitures, as well as the amortization of the step-up to fair value of finished goods acquired through acquisitions and impairment charges primarily related to certain developed technologies acquired with FW.

(d)	Includes a legal settlement entered into by the Company in September 2016 in connection with a breach of contract claim related to its hardware products.

See “Non-GAAP Financial Measures” for information regarding our use of Non-GAAP financial measures.

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Operating Costs and Expenses to Non-GAAP Operating Costs and Expenses
Three Months Ended September 30, 2016
(In thousands)
(Unaudited)

	GAAP	Share-based compensation expense (a)	Purchased intangibles amortization (b)	Restructuring charges	Legal settlement (c)	Acquisition- and divestiture-related charges (d)	Non-GAAP
Cost of net revenues	$37,957	$49	$562	$—	$—	$—	$37,346
Operating costs and expenses:
Research and development	7,942	201	—	—	—	—	7,741
Sales and marketing	7,953	170	—	—	—	—	7,783
General and administrative	14,551	695	—	—	2,800	3,322	7,734
Amortization of purchased intangible assets	1,008	—	1,008	—	—	—	—
Impairment of purchased intangible assets	2,594	—	—	—	—	2,594	—
Restructuring charges	794	—	—	794	—	—	—
Total operating costs and expenses	$34,842	1,066	1,008	794	2,800	5,916	$23,258
Total		$1,115	$1,570	$794	$2,800	$5,916

(a)	Includes share-based compensation expense recorded under ASC Topic 718.

(b)	Includes amortization of intangible assets purchased through acquisitions.

(c)	Includes a legal settlement entered into by the Company in September 2016 in connection with a breach of contract claim related to its hardware products.

(d)
Includes professional fees, including legal, due diligence and other related charges for acquisitions and divestitures, as well as impairment charges primarily related to certain developed technologies acquired with FW.

See “Non-GAAP Financial Measures” for information regarding our use of Non-GAAP financial measures.

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Operating Costs and Expenses to Non-GAAP Operating Costs and Expenses
Nine Months Ended September 30, 2016
(In thousands)
(Unaudited)

	GAAP	Share-based compensation expense (a)	Purchased intangibles amortization (b)	Restructuring charges	Legal settlement (c)	Acquisition- and divestiture-related charges (d)	Non-GAAP
Cost of net revenues	$123,291	$156	$1,604	$—	$—	$1,829	$119,702
Operating costs and expenses:
Research and development	24,248	662	—	—	—	—	23,586
Sales and marketing	24,062	593	—	—	—	—	23,469
General and administrative	34,744	2,026	—	—	2,800	4,980	24,938
Amortization of purchased intangible assets	2,912	—	2,912	—	—	—	—
Impairment of purchased intangible assets	2,594	—	—	—	—	2,594	—
Restructuring charges	1,685	—	—	1,685	—	—	—
Total operating costs and expenses	$90,245	3,281	2,912	1,685	2,800	7,574	$71,993
Total		$3,437	$4,516	$1,685	$2,800	$9,403

(a)	Includes share-based compensation expense recorded under ASC Topic 718.

(b)	Includes amortization of intangible assets purchased through acquisitions.

(c)	Includes a legal settlement entered into by the Company in September 2016 in connection with a breach of contract claim related to its hardware products.

(d)
Includes professional fees, including legal, due diligence and other related charges for acquisitions and divestitures, as well as the amortization of the step-up to fair value of finished goods acquired through acquisitions and impairment charges primarily related to certain developed technologies acquired with FW.

See “Non-GAAP Financial Measures” for information regarding our use of Non-GAAP financial measures.

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Loss before Income Taxes to Adjusted EBITDA
(In thousands)
(Unaudited)

	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Loss before income taxes	$(19,355)	$(33,626)
Depreciation and amortization(a)	3,603	10,836
Share-based compensation expense(b)	1,115	3,437
Restructuring charges	794	1,685
Legal settlement(c)	2,800	2,800
Acquisition- and divestiture-related charges(d)	5,916	9,403
Interest expense, net(e)	3,877	11,712
Other expense (income), net(f)	3,560	(986)
Adjusted EBITDA	$2,310	$5,261

(a)	Includes depreciation and amortization charges, including amortization of intangible assets purchased through acquisitions.

(b)	Includes share-based compensation expense recorded under ASC Topic 718.

(c)	Includes a legal settlement entered into by the Company in September 2016 in connection with a breach of contract claim related to its hardware products.

(d)
Includes professional fees, including legal, due diligence and other related charges for acquisitions and divestitures, as well as the amortization of the step-up to fair value of finished goods acquired through acquisitions and impairment charges primarily related to certain developed technologies acquired with FW.

(e)	Includes the amortization of the convertible senior notes discount and issuance costs.

(f)
For the three months ended September 30, 2016, primarily includes a decrease in the gain recognized in the second quarter of 2016 related to the Company’s sale of certain hardware modules and related assets, as well as unrealized foreign currency losses on an outstanding intercompany loan between Ctrack and one of its wholly-owned foreign subsidiaries, which is re-measured at each reporting period. For the nine months ended September 30, 2016, primarily includes the gain on the Company’s sale of certain hardware modules and related assets, partially offset by unrealized foreign currency losses on an outstanding intercompany loan between Ctrack and one of its wholly-owned foreign subsidiaries, which is re-measured at each reporting period.

See “Non-GAAP Financial Measures” for information regarding our use of Non-GAAP financial measures.